UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 27, 2005 (September 21, 2005)

Behringer Harvard Short-Term Opportunity Fund I LP

(Exact Name of Registrant as Specified in Its Charter)

Texas	**000-51291**	**71-0897614**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

15601 Dallas Parkway, Suite 600, Addison, Texas
75001

(Address of principal executive offices)

(Zip Code)

(866) 655-1620

(Registrant's telephone number, including area code)

None

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   Entry into a Material Definitive Agreement.

On September 21, 2005, Behringer Harvard Short-Term Opportunity Fund I LP (which may be referred to herein as the "Registrant," "we," "our" or "us") entered into an agreement with HSAD Partners, an unaffiliated third party, assigning their 6.25% interest in Behringer Harvard 4245 Central LP, a Texas limited partnership (the "Partnership") to us effective as of August 31, 2005. The Partnership was originally formed to purchase a six-story office building containing approximately 87,292 rentable square feet, located on approximately 0.66 acres of land just north of downtown Dallas, Texas, one block north of Fitzhugh Avenue at the southwest corner of Lee Street and North Central Expressway (the "Central Property"). The contract purchase price of the Central Property was $7,737,500 when it was originally purchased by the Partnership on August 17, 2004. The Central Property is held by the Partnership, in which Behringer Harvard 4245 Central GP, LLC, our wholly-owned subsidiary (the "Subsidiary"), is the general partner with an ownership interest of 0.1% in the Central Partnership. Prior to the assignment of interest described herein, the limited partners were Realty America Group (4245 Central, LP), HSAD Partners, BGO Investments and us with 37.5%, 6.25%, 6.25% and 49.9% ownership interests in the Central Partnership, respectively. We agreed to purchase the additional 6.25% interest held by HSAD Partners for cash consideration of $185,826 and the assumption of $349,349 of the Partnership debt. We purchased the interest entirely through the use of proceeds of the public offering of our limited partnership units. As a result, we and our Subsidiary have a combined interest in the Central Partnership of 56.25%. The agreement irrevocably and unconditionally releases HSAD Partners from all liabilities and obligations arising from the Partnership agreement.

The foregoing description of the Behringer Harvard 4245 Central Assignment of Partnership Interests Agreement is qualified in its entirety by reference to such agreement, which has been filed as an exhibit to this Form 8-K and is incorporated herein as follows.

Item 2.01   Completion of Acquisition or Disposition of Assets.

On September 21, 2005, we acquired an additional 6.25% interests in the Central Partnership that had been held by an unaffiliated third party pursuant to the Behringer Harvard 4245 Central Assignment of Partnership Interests Agreement described above in Item 1.01 and filed as an exhibit to this Form 8-K. As a result, the combined interest in the Central Partnership that is held by us and the Subsidiary has increased from 50% to 56.25%.

Item 9.01   Financial Statements and Exhibits.

(c)   Exhibits.

The following exhibits are filed herewith in accordance with Item 601 of Regulation S-K:

99.1   Assignment of Partnership Interests between HSAD Partners and Behringer Harvard Short-Term Opportunity Fund I LP.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BEHRINGER HARVARD SHORT-TERM OPPORTUNITY FUND I LP

By: Behringer Harvard Advisors II LP,
     Co-General Partner

Dated: September 27, 2005   By: /s/ Gary S. Bresky
                                         Gary S. Bresky
                                         Chief Financial Officer